UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-07107

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOUISIANA-PACIFIC
HOURLY 401(k) AND
PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOUISIANA-PACIFIC CORPORATION
414 Union Street, Suite 2000
Nashville, Tennessee 37219-1711

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

Index to Financial Statements and Schedules

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan

Financial Statements as of and for the Years
Ended December 31, 2008 and 2007, Supplemental
Schedule as of December 31, 2008, and
Report of Independent Registered Public Accounting Firm

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Finance and Audit Committee of
Louisiana-Pacific Corporation:

We have audited the accompanying statements of net assets available for benefits of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2009

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:		
Cash	$ 3,000	$ 40,542
Investments — at fair value:		
Common collective trust fund	10,646,622	10,754,164
Louisiana-Pacific Corporation common stock	3,238,245	15,179,344
Mutual funds	38,255,796	61,818,391
Loan fund	4,655,100	4,955,368
Total investments at fair value	56,795,763	92,707,267
Contribution receivable		15
Total assets	56,798,763	92,747,824
LIABILITIES — Administrative expenses payable	22,262	31,056
NET ASSETS AVAILABLE FOR BENEFITS — At fair value	56,776,501	92,716,768
Adjustment from fair value to contract value for fully benefit - responsive investment contracts	99,803	(63,561)
NET ASSETS AVAILABLE FOR BENEFITS	$56,876,304	$92,653,207

See notes to financial statements. .

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
ADDITIONS:		
Investment income (loss):		
Dividend income	$ 2,640,623	$ 5,010,093
Interest income	394,040	356,470
Net depreciation in fair value of investments (includes realized gains and losses)	(37,998,598)	(8,438,093)
Total investment income (loss)	(34,963,935)	(3,071,530)
Employer contributions	2,425,800	2,269,495
Employee contributions	4,528,939	4,460,482
Total additions	(28,009,196)	3,658,447
DEDUCTIONS:		
Administrative expenses	137,308	171,106
Distributions to participants	7,630,399	8,996,714
Total deductions	7,767,707	9,167,820
NET DECREASE	(35,776,903)	(5,509,373)
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	92,653,207	98,162,580
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$56,876,304	$92,653,207

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following brief description of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for detailed information.

General — The Plan is a defined contribution and profit sharing plan covering all hourly employees of Louisiana-Pacific Corporation (the "Plan Sponsor" or "LP"), except those members of a collective bargaining unit and certain temporary, leased, and nonresident aliens who receive no U.S. income. The Plan is designed to comply with applicable provisions of the Internal Revenue Code (the "Code") and the Employee Retirement Income Security Act of 1974 (ERISA). Any employee noted above may become a participant immediately upon hire. The Plan is administered by an administrative committee (the "Plan Administrator") comprised of a minimum of three members appointed by LP.

Contributions — Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by LP, (iii) discretionary profit sharing contributions made by LP, and (iv) new participant rollovers from other qualified plans or conduit IRAs.

Each participant may authorize LP to contribute into the Plan on a pretax basis from 1% to 50% of eligible compensation. The contribution is subject to a maximum of $15,500 for 2008 and 2007, respectively. Participants over 50 years of age may contribute an additional $5,000 for 2008 and 2007, under certain circumstances.

LP matches participant contributions at 100% of the first 3% and 25% of the next 2% of eligible compensation. LP may also make a discretionary profit sharing contribution. No discretionary profit sharing contribution was made in 2008 or 2007. Participants may direct the investment of their contributions and the employer contributions. Participants must be employed on the last day of the Plan year to receive profit sharing contributions. The matching of participant contributions has been suspended effective February 1, 2009. Please see Note 3 to the financial statements.

Vesting of Benefits — Participants are immediately 100% vested in their own contributions.

A participant shall become fully vested in employer contributions in the Plan upon the first of the following events to occur while employed by LP:

- Completion of five years of service (three years of service for the matching account of a participant with an hour of service on or after October 1, 2001)

- Death

- Attainment of age 65 (age 60 for the amounts transferred from the Employee Share Ownership Trust (ESOT) — see below)

- Termination due to a plant closure, plant sale, or position elimination as a result of the divestiture plan announced in 2002, or as a result of the Plan Amendment adopted in 2009 that includes automatic vesting due to plant closure, plant sale, or position elimination occurring between January 1, 2007 and a time when plant closures, plant sales, and position eliminations stabilize, which the Plan expects to be by December 31, 2009. Please see Note 3 to the financial statements.

Distribution of Benefits — Participants become eligible upon the occurrence of any one of the following:

- Normal retirement of the participant at age 65
- Death of the participant
- Termination of employment

If the participant has an account balance less than $1,000 in the Plan, distribution to a participant or beneficiary will be made in one lump-sum distribution. Installment payments or partial distributions are not permitted. If account balance is more than $1,000, participants can elect to take their balance in one lump-sum distribution or they may elect installment payments or a partial distribution.

Loans to Participants — Effective January 1, 2007, the Plan was amended to allow participant loans. Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with the prime rate plus 1% at the time funds are borrowed as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Hardship Withdrawals — No amounts may be withdrawn from a salary deferral account before a participant terminates employment with LP or attains the age of 59-1/2, except by reason of financial hardship.

Forfeitures — Plan funds forfeited by participants who terminated employment before they were fully vested may be used to pay Plan expenses or be used to offset the amount LP would have otherwise contributed for the plan year. In 2008 and 2007, the amounts forfeited were $257,657 and $433,327, respectively. These forfeitures were used to pay administrative plan expenses and to offset employer contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock, mutual funds, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Financial Instruments and Income Recognition — The carrying amounts of cash and contribution receivable approximate fair value due to the maturity of the instruments.

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement applies whenever other accounting pronouncements require or permit fair value measurements. Please see Note 4 to the financial statements for the required disclosures under SFAS 157 and further information regarding the valuation of the Plan's investments.

Dividend income is recorded on the ex-dividend date. Interest is recorded when earned. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from sales of investments are recorded on the average cost method.

Participant Loans – Participant loans receivable are secured by the vested account balance of the participants receiving the loans and are evidenced by negotiable promissory notes. Loans are subject to substantially level amortization over periods not to exceed five years. Interest is charged based on the prime rate at the time of the loan. Loans and/or interest payments of participants currently employed by Louisiana Pacific are collected every two weeks through payroll deductions. Interest rates on loans outstanding at December 31, 2008 ranged from 5.00% to 9.25%.

Benefit Payments — Benefit payments are recorded when disbursed.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein as well as disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Transfers — Along with the Plan, the Company also sponsors a 401(k) plan for salaried employees. If employees change their hourly or salary status at any point, their account balances may be transferred into the corresponding plan. For the year ended December 31, 2008, Plan transfers in to the hourly plan from the salaried plan were $15,592, and Plan transfers out from the hourly plan to the salaried plan were $226,615.

3. SUBSEQUENT EVENTS

Subsequent to December 31, 2008, the Plan was amended to include automatic vesting due to plant closure, plant sale, or position elimination occurring between January 1, 2007 and December 31, 2009.

Additionally, effective February 1, 2009, the Plan was amended to suspend the employer matching contributions.

4. FAIR VALUE MEASURMENTS

Effective January 1, 2008, the Plan adopted SFAS 157 for financial assets and liabilities and any other assets and liabilities carried at fair value. This pronouncement defines fair value ("FV"), provides guidance on how to measure FV under generally accepted accounting principles, and expands FV measurement disclosures. The Plan's adoption of SFAS 157 did not have a material impact on the Plan's financial position.

SFAS 157 defines FV as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a FV hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Under this standard, the Plan is required to classify these financial assets and liabilities into two groups: recurring – measured on a periodic basis and non-recurring – measured on an as needed basis.

SFAS 157 describes three levels of inputs that may be used to measure fair value:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 — Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable or can be corroborated by observable market data.

Level 3 — Valuations based on models where significant inputs are not observable. Unobservable inputs are used when little or no market data is available and reflect assumptions market participants would use.

Assets measured at fair value on a recurring basis are summarized in the following table:

	Fair Value Measurements at December 31, 2008, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Louisiana-Pacific Corporation common stock	$ 3,238,245	$	$	$ 3,238,245
Mutual funds	38,255,796			38,255,796
Common collective trust fund		10,646,622		10,646,622
Participant loans			4,655,100	4,655,100
Total	$ 41,494,041	$ 10,646,622	$ 4,655,100	$ 56,795,763

The Plan's investments are held by the trustee and are recorded at fair value.

Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. LP common stock is valued at quoted market price.

The common collective trust fund, with underlying investments in guaranteed investment contracts (GICs) and synthetic GICs, is valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value. The common collective trust fund is a Stable Value Fund, and its fair value is determined using the net asset value provided by the administrator of the fund. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Participant loans receivable are valued at the outstanding principal balance of the loans, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	
	Participant Loans	
Beginning balance — January 1, 2008	$	4,955,368
Total interest credited		394,040
Total loan issuances, repayments, and offsets, net		(694,308)
Ending balance — December 31, 2008	$	4,655,100

5. PLAN TERMINATION

Although it has not expressed any intention to do so, LP reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, participants will become fully vested and the interest of each participant in the Plan will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan's terms and the Code. Upon termination of the Plan, the Plan Administrator shall pay all liabilities and expenses of the Plan.

6. ADMINISTRATION OF PLAN ASSETS

As of December 31, 2008 and 2007, the assets of the Plan are managed by the T. Rowe Price Trust Company who invests cash received, dividends and interest income, and makes distributions to participants. The Trustees also administer the receipt of principal and interest on the loans outstanding.

Certain administrative functions are performed by officers or employees of LP or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses are paid by the Plan. Administrative expenses that are not permitted to be paid by the Plan are paid by LP.

7. INVESTMENTS

Assets held by the Plan that represent 5% or more of the Plan's net assets available for benefits at December 31, 2008 and 2007, are as follows:

	2008	2007
Louisiana-Pacific Corporation common stock	$ 3,238,245	$ 15,179,344
T. Rowe Price Balanced Fund	5,641,805	8,682,165
T. Rowe Price Growth Stock Fund	5,508,152	10,630,231
T. Rowe Price Stable Value Fund	10,646,622	10,752,817
T. Rowe Price Retirement 2020 Fund	4,477,645	6,747,647
T. Rowe Price Retirement 2030 Fund	4,367,683	7,348,211
T. Rowe Price Retirement 2040 Fund	3,037,114	N/A
Pimco Total Return Fund Institutional Class	3,850,680	N/A
Artio International Equity *	N/A	5,124,530
Loan Fund	4,655,100	4,955,368

N/A indicates investment did not exceed 5% of the Plan's net assets available for benefits in that year.

* Denotes that investment was Julius Baer International Equity in 2007 which changed to Artio International Equity in 2008.

The Plan's investments, including gains and losses on investments bought, sold, and held during the year, depreciated in value for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Investments — at fair value:		
Mutual funds	$ (22,476,297)	$ 670,344
Louisiana-Pacific Corporation common stock	(15,522,301)	(9,108,437)
Net change in fair value	$ (37,998,598)	$ (8,438,093)

8. RELATED-PARTY TRANSACTIONS

As of December 31, 2008 and 2007, certain Plan investments are shares of common trust funds and mutual funds managed by T. Rowe Price Associates, Inc. T. Rowe Price Trust Company, an affiliate of T. Rowe Price Associates, Inc., is the trustee as defined by the Plan, and, therefore, the transactions related to these investments are classified as "party-in-interest" transactions.

Plan investments also include shares of LP common stock. LP is the Plan Sponsor, as defined by the Plan and, therefore, the transactions related to the LP common stock are classified as "party-in-interest" transactions.

9. TAX STATUS

The Internal Revenue Service has determined and informed LP by a letter dated February 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since the application for the determination letter was filed. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code; therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$56,876,304	$92,653,207
Adjustment from contract value to fair value for fully benefit - responsive investment contracts	(99,803)	63,561
Net assets available for benefits per the Form 5500	$56,776,501	$92,716,768

The following is a reconciliation of net investment loss (includes dividend income, interest income, and realized gains and losses) for the year ended December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net investment loss per financial statements	$ (34,963,935)	$(3,071,530)
Adjustment from contract value to fair value for fully benefit - responsive investment contracts	(163,364)	152,784
Net investment loss per Form 5500	$ (35,127,299)	$(2,918,746)

* * * * * *

SUPPLEMENTAL SCHEDULE

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Number of Shares	(e) Cost	(f) Current Value
*	T. Rowe Price Stable Value Fund	Common Trust Fund	10,746,424	(1)	$ 10,646,622
	Artio International Equity (2)	Mutual Fund	90,710	(1)	2,228,754
	PIMCO Total Return Fund Institutional Class	Mutual Fund	379,752	(1)	3,850,680
*	T. Rowe Price Mid-Cap Value Fund	Mutual Fund	92,144	(1)	1,314,900
*	T. Rowe Price Balanced Fund	Mutual Fund	401,552	(1)	5,641,805
*	T. Rowe Price Equity Income Fund	Mutual Fund	23,127	(1)	395,010
*	T. Rowe Price Growth Stock Fund	Mutual Fund	286,286	(1)	5,508,152
*	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund	17,376	(1)	567,671
*	T. Rowe Price Retirement Income Fund	Mutual Fund	30,574	(1)	315,527
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund	1,338	(1)	11,560
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund	182,576	(1)	2,046,680
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund	42,552	(1)	353,179
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund	403,028	(1)	4,477,645
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund	11,821	(1)	93,858
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund	391,369	(1)	4,367,683
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund	6,124	(1)	47,707
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund	274,108	(1)	3,037,114
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund	4,193	(1)	30,946
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund	2,016	(1)	12,499
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund	687	(1)	4,209
	Vanguard Institutional Index	Mutual Fund	30,175	(1)	2,490,641
	Oppenheimer Main ST. SM CAP Y	Mutual Fund	114,656	(1)	1,459,576
*	Louisiana-Pacific Corporation	Common Stock	2,075,798	(1)	3,238,245
*	Loan Fund	Participant Loans (Interest rates between 5.00% and 9.25%, maturing between 2008 and 2013)	N/A	N/A	4,655,100
					$ 56,795,763

* Party-in-interest.

(1) Cost is not required, as investments are participant-directed.
(2) Denotes that investment was Julius Baer International Equity in 2007 which changed to Artio International Equity in 2008.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LOUISIANA-PACIFIC HOURLY 401(k) AND
PROFIT SHARING PLAN
(Name of Plan)

By: Administrative Committee

By: Jeffrey Poloway
Jeffrey Poloway, Member

Dated: June 26, 2009

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-110243 and No. 333-153080 on Form S-8, of Louisiana Pacific Corporation, of our report dated June 24, 2009, relating to the financial statements and supplemental schedule of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan, appearing in this Annual Report on Form 11-K of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan for the year ended December 31, 2008.

Deloitte & Touche LLP

June 24, 2009